

October 18, 2023

Scott Wolf
Chief Executive Officer
Digital Health Acquisition Corp.
980 N Federal Hwy #304
Boca Raton, FL 33432

      Re: Digital Health Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed October 6, 2023
          File No. 001-41015

Dear Scott Wolf:

     We have completed our limited review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Industrial Applications and
                             Services

cc: Thomas Poletti, Esq.